EXHIBIT 12.1

	Year ended December 31,
	2012	2013	2014	2015	2016
	(millions of euro, except ratios)
Earnings:
Profit before tax from continuing operations	5,864	6,280	3,635	906	3,245
Share of (profit) loss of associates	1,275	304	510	10	5
Dividends from joint ventures and associates	57	28	34	11	13
Fixed charges (see below)	4,025	3,629	3,511	4,417	4,476
Capitalized interest, net of amortization	3	—	—	—	—

Earnings	11,224	10,241	7,690	5,344	7,739

Fixed charges:
Finance cost, including amortization of debt expense and similar charges	4,025	3,629	3,511	4,417	4,476
Capitalized interest	—	—	—	—	—

Total fixed charges	4,025	3,629	3,511	4,417	4,476

Ratio of earnings to fixed charges	2.8	2.8	2.2	1.2	1.7

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of profit before tax from continuing operations, plus share of profit or loss of investments accounted for by the equity method, dividends from joint ventures and investments accounted for by the equity method, fixed charges and capitalized interest net of amortization. Fixed charges consist of finance costs, including amortization of debt expense and similar charges, and capitalized interest.

4